Exhibit 99.1

MacroGenics and Zai Lab Announce Exclusive Collaboration and License Agreement to Develop and Commercialize Margetuximab, MGD013 and TRIDENT™ Molecule in Greater China

-	Comprehensive collaboration across three MacroGenics’ pipeline programs to accelerate and expand ongoing development
-	Expand Zai Lab’s late-stage clinical pipeline with margetuximab and obtain rights to first-in-class dual checkpoint inhibitor, MGD013
-	Jointly conduct global studies across multiple indications, including HER2 positive gastric cancer with margetuximab
-	MacroGenics to receive $25 million upfront cash payment and potential future milestones and royalties

ROCKVILLE, MD, and SHANGHAI, China, Nov. 29, 2018 (GLOBE NEWSWIRE) – MacroGenics (NASDAQ: MGNX), a clinical-stage biopharmaceutical company focused on discovering and developing innovative monoclonal antibody-based therapeutics for the treatment of cancer, and Zai Lab Limited (NASDAQ: ZLAB), a Shanghai-based innovative biopharmaceutical company, announced today that the companies have entered into an exclusive collaboration and license agreement involving three immuno-oncology (I-O) programs from MacroGenics’ pipeline of product candidates:

•	Margetuximab, an immune-optimized anti-HER2 monoclonal antibody currently being evaluated in Phase 3 metastatic breast cancer with anticipated topline results in the first quarter of 2019.
•	MGD013, a first-in-class bispecific DART® molecule designed to provide coordinate blockade of PD-1 and LAG-3 for the potential treatment of a range of solid tumors and hematological malignancies.
•	An undisclosed multi-specific TRIDENT™ molecule in preclinical development.

Zai Lab obtains regional development and commercialization rights for these programs in mainland China, Hong Kong, Macau and Taiwan. Zai Lab will lead clinical development in its territory by leveraging its regulatory and clinical development expertise and broad regional network of investigators. As part of the collaborative clinical development effort, Zai Lab and MacroGenics intend to initiate a global study using combination regimens containing margetuximab in order to maximize potential clinical benefit in gastric cancer, the fifth most common cancer in the world and the second most common in China.

“We believe Zai Lab is an ideal partner to enable us to expand MacroGenics’ global efforts to address patient populations with high unmet medical needs such as gastric cancer,” said Scott Koenig, M.D., Ph.D., President and Chief Executive Officer of MacroGenics. “Zai has a strong track record of rapidly progressing the development of innovative product candidates in China and is well on its way to building its commercial platform. Zai is strongly positioned to take advantage of a growing pharmaceutical market in this region.”

Dr. Samantha Du, Chief Executive Officer of Zai Lab said, “MacroGenics is a leader in the immuno-oncology field and we are thrilled to enter into this comprehensive strategic collaboration for a broad set of innovative assets. We believe we can build off the promising, previously reported results from MacroGenics’ clinical studies of margetuximab in HER2-positive breast and gastric cancer, which are highly synergistic operationally with our other existing pipeline programs. We also look forward to working with MacroGenics in advancing MGD013, an exciting first-in-class I-O program that will help distinguish our pipeline and create combination opportunities with our other oncology assets. We believe this collaboration significantly increases the value of our oncology portfolio and is another step in establishing Zai as a leader in the field of innovative cancer treatments.”

Under the terms of the agreement, MacroGenics will receive an upfront cash payment of $25 million and will be eligible to receive up to $140 million in potential development and regulatory-based milestone payments. In addition, Zai Lab would pay MacroGenics double-digit royalties on annual net sales of the assets, which may be subject to adjustment in specified circumstances.

Zai Lab to Host Webcast and Conference Call

Zai Lab will host a webcast and conference call to discuss the collaboration and license agreement on Thursday, November 29th, at 8:30 a.m. ET.

Zai Lab Investor Conference Call Details
Date: Thursday, November 29, 2018
Time: 8:30 a.m. ET
Dial-In Details: 1-866-394-4355 (US); 1-314-888-4344 (International); 4006828609 (China)
Conference ID: 5874458

A live webcast and replay will be available on the Investor section of Zai Lab’s website at http://ir.zailaboratory.com. A slide presentation will accompany the webcast and will also be available on Zai Lab’s website.

About MacroGenics' Margetuximab Program

Margetuximab is an Fc-optimized monoclonal antibody that targets the human epidermal growth factor receptor 2, or HER2, oncoprotein. HER2 is expressed by tumor cells in breast, gastric, and other solid tumor cancers, making it a key marker for biologic therapy. MacroGenics has completed enrollment of its pivotal Phase 3 SOPHIA study, which is evaluating the treatment of relapsed/refractory HER2-positive metastatic breast cancer patients. MacroGenics anticipates disclosure of topline PFS results from this trial in the first quarter of 2019. In addition to being studied in metastatic breast cancer, margetuximab is also being studied in combination with an anti-PD-1 agent in a Phase 2 clinical trial in gastric cancer, for which data was recently presented at the 2018 European Society of Medical Oncology (ESMO) Congress.

About MacroGenics' MGD013 Program

MGD013 is a first-in-class bispecific DART molecule designed to provide coordinate blockade of two immune checkpoint molecules expressed on T cells, PD-1 and LAG-3, for the potential treatment of a range of solid tumors and hematological malignancies. MacroGenics recently established the dose and schedule for MGD013 administration and has initiated dose expansion in up to nine tumor types.

About MacroGenics, Inc.

MacroGenics is a clinical-stage biopharmaceutical company focused on discovering and developing innovative monoclonal antibody-based therapeutics for the treatment of cancer. The company generates its pipeline of product candidates primarily from its proprietary suite of next-generation antibody-based technology platforms, which have applicability across broad therapeutic domains. The combination of MacroGenics' technology platforms and protein engineering expertise has allowed the company to generate promising product candidates and enter into several strategic collaborations with global pharmaceutical and biotechnology companies. For more information, please see MacroGenics’ website at www.macrogenics.com. MacroGenics, the MacroGenics logo and DART and TRIDENT are trademarks or registered trademarks of MacroGenics, Inc.

About Zai Lab

Zai Lab is a Shanghai-based innovative biopharmaceutical company focused on bringing transformative medicines for cancer, autoimmune and infectious diseases to patients in China and around the world. Zai Lab’s experienced team has secured partnerships with leading global biopharma companies, generating a broad pipeline of innovative drug candidates targeting the fast-growing segments of China's pharmaceutical market and addressing unmet medical needs. Zai Lab's vision is to become a fully integrated biopharmaceutical company, discovering, developing, manufacturing and commercializing its partners' and its own products in order to impact human health worldwide.

MacroGenics’ Cautionary Note on Forward-Looking Statements

Any statements in this press release about future expectations, plans and prospects for MacroGenics, including statements about the company's strategy, future operations, clinical development of the company's therapeutic candidates, milestone or opt-in payments from the company's collaborators, the company's anticipated milestones and future expectations and plans and prospects for the company and other statements containing the words "subject to", "believe", "anticipate", "plan", "expect", "intend", "estimate", "project", "may", "will", "should", "would", "could", "can", the negatives thereof, variations thereon and similar expressions, or by discussions of strategy constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation and enrollment of future clinical trials, expectations of expanding ongoing clinical trials, availability and timing of data from ongoing clinical trials, expectations for regulatory approvals, other matters that could affect the availability or commercial potential of MacroGenics’ product candidates and other risks described in the company's filings with the Securities and Exchange Commission. In addition, the forward-looking statements included in this press release represent MacroGenics’ views only as of the date hereof. MacroGenics anticipates that subsequent events and developments will cause the company's views to change. However, while the company may elect to update these forward-looking statements at some point in the future, the company specifically disclaims any obligation to do so, except as may be required by law. These forward-looking statements should not be relied upon as representing MacroGenics’ views as of any date subsequent to the date hereof.

Zai Lab Forward-Looking Statements

This press release contains statements about future expectations, plans and prospects for Zai Lab, including, without limitation, statements regarding business strategy, plans and objectives for future operations and other statements containing words such as "anticipates", “believes”, "expects", “plans” and other similar expressions. Such statements constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact nor are they guarantees or assurances of future performance. Forward-looking statements are based on Zai Lab's expectations and assumptions as of the date of this press release and are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including but not limited to (1) Zai Lab’s ability to obtain additional future funding, (2) Zai Lab’s results of clinical and pre-clinical development of its drug candidates, (3) the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approvals of Zai Lab’s drug candidates, (4) Zai Lab’s ability to generate revenue from its drug candidates, and (5) other factors discussed in Zai Lab's Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and its other filings with the Securities and Exchange Commission. Zai Lab anticipates that subsequent events and developments will cause Zai Lab’s expectations and assumptions to change and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. These forward-looking statements should not be relied upon as representing Zai Lab’s views as of any date subsequent to the date of this press release.

MacroGenics Contacts:

Jim Karrels, Senior Vice President, CFO
MacroGenics, Inc.

1-301-251-5172, info@macrogenics.com

Karen Sharma, Senior Vice President
MacDougall Biomedical Communications

1-781-235-3060, ksharma@macbiocom.com

Zai Lab Contacts:
Billy Cho, CFO
+86 137 6151 2501
billy.cho@zailaboratory.com

Media: Nancie Steinberg / Robert Flamm, Ph.D.
Burns McClellan, on behalf of Zai Lab
212-213-0006, nsteinberg@burnsmc.com / rflamm@burnsmc.com

Investors: Jill Steier
Burns McClellan, on behalf of Zai Lab
212-213-0006, jsteier@burnsmc.com